Exhibit 99.2

ERAYAK POWER SOLUTION GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	June 30, 2024 (Unaudited)	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$1,100,687	$5,877,372
Restricted cash	3,252	1,062
Accounts receivable, net	10,356,685	6,253,189
Inventories, net	9,604,763	7,056,459
Advances to suppliers	8,184,132	2,747,551
Other receivables	168,955	162,557
Total current assets	29,418,474	22,098,190
Property, plant and equipment, net	2,264,230	1,924,975
Intangible assets, net	40,394	31,853
Right-of-use assets	6,882,172	7,338,505
Deferred tax assets	31,785	32,534
Other non-current assets	3,770,365	3,859,209
TOTAL ASSETS	$42,407,420	$35,285,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$1,065,627	$70,424
Accounts payable	7,957,957	5,689,101
Accrued expenses and other current liabilities	1,165,636	3,519,598
Advances from customers	901,799	357,383
Due to related parties	2,186,790	2,283,129
Long-term loans – current portion	175,828	225,383
Tax payable	576,338	1,066,569
Total current liabilities:	14,029,975	13,211,587
Non-current liabilities:
Long-term loans	1,710,338	1,871,591
TOTAL LIABILITIES	15,740,313	15,083,178

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Class A shares, 450,000,000 shares authorized; 27,000,000 shares issued and outstanding as of June 30, 2024, and 11,000,000 shares issued and outstanding as of December 31, 2023	2,700	1,100
Class B shares, 50,000,000 shares authorized, 1,000,000 shares issued and outstanding as of June 30, 2024, and December 31, 2023	100	100
Additional paid-in capital	18,643,522	10,645,122
Statutory reserve	1,113,170	1,113,170
Retained earnings	8,128,675	9,187,215
Accumulated other comprehensive loss	(1,221,060)	(744,619)
Total Shareholders’ equity	26,667,107	20,202,087
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$42,407,420	$35,285,266

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Six months ended June 30,
	2024	2023
Sales	$11,943,904	$9,449,817
Cost of sales	(10,796,299)	(6,619,695)
Gross profit	1,147,605	2,830,122

Operating expenses:
General and administrative	(1,153,066)	(1,168,174)
Selling and marketing	(454,841)	(436,619)
Research and development	(828,013)	(481,702)
Inventory reserve provision	-	(83,419)
Total operating expenses	(2,435,920)	(2,169,914)

Operating (loss) income	(1,288,315)	660,208

Other income (expenses):
Interest expenses, net	(64,588)	(199,712)
Rental income, net	109,449	102,712
Other income, net	145,952	4,671
Total other income (expenses), net	190,813	(92,329)

(Loss) income before income taxes	(1,097,503)	567,879

Income tax refund (provision)	38,963	(92,707)

Net (loss) income	$(1,058,540)	$475,172

Other comprehensive income:
Foreign currency translation adjustment	(476,440)	(659,127)

Total comprehensive loss	$(1,534,980)	$(183,955)
Earnings per share attributable to common shareholders:
Shares	28,000,000	12,000,000
(Loss) earnings per share	$(0.07)	$0.04
Weighted average number of shares outstanding
Basic and Diluted	14,923,923	12,000,000

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

For the six months ended June 30, 2024:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2023	11,000,000	1,100	1,000,000	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

Foreign currency translation loss								(476,440)	(476,440)
Share issuance	16,000,000	1,600			7,998,400				8,000,000
Net loss							(1,058,540)		(1,058,540)

Balance at June 30, 2024	27,000,000	2,700	1,000,000	100	18,643,522	1,113,170	8,128,675	(1,221,060)	26,667,107

For the six months ended June 30, 2023:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2022	11,000,000	1,100	1,000,000	100	10,645,122	916,912	8,164,759	(383,942)	19,344,051

Foreign currency translation loss								(659,127)	(659,127)
Net income							475,172		475,172

Balance at June 30, 2023	11,000,000	1,100	1,000,000	100	10,645,122	916,912	8,639,931	(1,043,069)	19,160,096

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(UNAUDITED, IN U.S. DOLLARS)

	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(1,058,540)	$475,172
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206,157	187,305
Imputed interest expenses	-	18,146
Right of use lease asset	289,471	254,354
Inventory reserve provision	-	83,419
Changes in operating assets and liabilities:
Accounts receivable	(4,278,183)	3,731,422
Inventories	(2,730,365)	(1,054,574)
Advances to suppliers	(5,516,436)	2,756,002
Prepaid expenses	-	(25,000)
Other receivables	(66,429)	(60,832)
Loan receivable	-	167,429
Accounts payable	2,417,189	(576,122)
Accrued expenses and other current liabilities	(2,210,457)	(109,871)
Advances from customers	556,641	(325,968)
Tax payable	(469,047)	(66,168)
Net cash (used in) provided by operating activities	(12,859,999)	5,454,714

Cash Flows from Investing Activities:
Purchases of property, plant, and equipment	(601,845)	(389,532)
Fixed deposit	-	(3,954,794)
Net cash used in investing activities	(601,845)	(4,344,326)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	1,071,767	1,443,356
Repayments on short-term borrowings	(72,999)	(2,446,488)
Proceeds from related parties	3,728,521	9,132,977
Payments to related parties	(3,772,757)	(9,301,896)
Proceeds from share issuance	8,000,000	-
Proceeds from long-term bank loans	131,670	5,131,230
Repayments on long-term bank loans	(295,380)	(4,578,204)
Net cash provided by (used in) financing activities	8,790,822	(619,025)

Effect of exchange rate changes on cash	(103,473)	(284,958)

Net (decrease) increase in cash and cash equivalents	(4,774,495)	206,405
Cash and cash equivalents at the beginning of period	5,878,434	7,067,247
Cash and cash equivalents at the end of period	1,103,939	7,273,652

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	1,100,687	5,773,428
Restricted cash	3,252	1,500,224
Cash and cash equivalents at the end of year	$1,103,939	7,273,652
Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$59,780	$218,050

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

SELECTED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Erayak Power Solution Group Inc. (“Erayak Group”)

Erayak Group was incorporated on June 14, 2019 under the laws of Cayman Islands. Under its memorandum of association, Erayak Group was authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD 0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD 0.0001 each. There are currently 27,000,000 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares.

Erayak Group is a holding company and is currently not actively engaging in any business. Erayak Group’s registered agent is Harneys Fiduciary (Cayman) Limited, and its registered office is on the 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Erayak Power Solution Group Inc. (“Erayak Group”)	Cayman Islands	June 14, 2019	Parent
Erayak Power Solution Limited (“Erayak BVI’)	British Virgin Island	June 17, 2019	100% by the Parent
Erayak Power Solution Hong Kong Limited (“Erayak HK”)	Hong Kong	June 26, 2019	100% by Erayak BVI
Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)	Wenzhou, China	December 5, 2023	100% by Erayak HK
Wenzhou Wenjie Technology Limited (“Wenjie”)	Wenzhou, China	December 11, 2019	100% by Erayak HK
Zhejiang Leiya Electronics Limited (“Leiya”)	Wenzhou, China	March 5, 2009	100% by Wenjie
Wenzhou New Focus Limited (“New Focus”)	Wenzhou, China	November 21, 2012	100% by Leiya

Erayak Power Solution Limited (“Erayak BVI”)

Erayak BVI was incorporated on June 17, 2019 under the laws of British Virgin Islands. Under its memorandum of association, Erayak BVI is authorized to issue 50,000 ordinary shares of a single class, par value $1 per ordinary share. There are currently 100 issued and outstanding ordinary shares, of which 100% are owned by Erayak Power Solution Group Limited. Erayak BVI is a holding company and is currently not actively engaging in any business. Erayak BVI’s registered agent is Harneys Corporate Services Limited, and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Erayak Power Solution Hong Kong Limited (“Erayak HK”)

Erayak HK was incorporated on June 26, 2019 under the laws of Hong Kong and is a wholly owned subsidiary of Erayak Power Solution Limited. The paid in capital was $3,900,000 as of June 30, 2024. Erayak HK did not have any operations as of June 30, 2024.

Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)

Ruike was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Ruike is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $5,010,035 as of June 30, 2024.

Wenzhou Wenjie Technology Limited (“Wenjie”)

Wenjie was incorporated on December 11, 2019 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Wenjie is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $3,000,000 as of June 30, 2024. Wenjie did not have any operations as of June 30, 2024.

Zhejiang Leiya Electronics Limited (“Leiya”)

Leiya was incorporated on March 5, 2009 under the laws of the People’s Republic of China. The paid in capital was RMB 6,900,000 as of June 30, 2024.

The registered principal activities of Leiya are mainly development, production and sales of inverters, chargers and gasoline generators.

Wenzhou New Focus Limited (“New Focus”)

New Focus was incorporated on November 21, 2012 in China, and is a wholly owned subsidiary of Leiya. The paid in capital was RMB 5,000,000 as of June 30, 2024.

The principal activity of New Focus is mainly the sale of Leiya’s products, which involves exports to multiple countries.

Reorganization

In or about April and August 2020, the Company completed corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Shengling Xiang transferred 10% equity of Leiya to Hecang Limited, a Hong Kong entity’s subsidiary, on January 14, 2020. On April 21, 2020, Wenjie acquired 90% equity of Leiya from Shengling Xiang, and 10% from Hecang Limited. As a result, Leiya’s equity interest is 100% held by Wenjie as of April 21, 2020. On August 12, 2020, Chuanlong Lin transferred 100% equity of New Focus to Leiya. Therefore, Leiya holds 100% of equity interest of New Focus as of August 12, 2020. Shengling Xiang, Hecang Limited, and Chuanlong Lin were holding shares on behalf of Lingyi Kong, and therefore, the Company is under the control of Lingyi Kong both before and after the transactions.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Lingyi Kong).   Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/(expense), net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	June 30,	June 30,	December 31,
	2024	2023	2023

Period Ended RMB: USD exchange rate	7.2672	7.2513	7.0999
Period Average RMB: USD exchange rate	7.2150	6.9283	7.0809

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company had bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

As of June 30, 2024, and December 31, 2023, restricted cash was $3,252 and $1,062, respectively.

Accounts Receivable, net

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower cost or market analysis and the expected realizable value of the inventory.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such an amount in the period when it is considered impaired. As of June 30, 2024 and December 31, 2023, the Company had no write-offs for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers, which are applied against accounts receivable when products are sold.

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10 years
Machinery and equipment	3-10 years
Transportation vehicles	4 years
Office furniture and equipment	5-10 years
Electronic equipment	2-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of patents and a trademark. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Patents	10 years
Trademark	10 years

Leases/Right of use assets

Effective January 1, 2018, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the periods ended June 30, 2024 and December 31, 2023.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, and bank loans, the carrying amounts approximate their fair values due to their short maturities as of June 30, 2024 and December 31, 2023.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products that are sold in the PRC are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018, 16% on and after May 1, 2018, and a new VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of electrical products, such as electrical converters and inverters, to third-party customers, who are mainly distributors and retailers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On January 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products, and since no warranty, discount or return policy are documented in the sales agreements, the Company concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

Rental income

Rental income is from subleasing part of the leased assets under operating leases, and it is recognized in the statements of comprehensive income on a straight-line basis over the term of the lease.

Government Grant

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $36,036 and $109,472 for the six months ended June 30, 2024 and 2023, respectively, which were included in other income on Income Statement.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expenses. Shipping and handling costs were $70,051 and $92,087 for the six months ended June 30, 2024 and 2023, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Selling and Marketing Expenses-Advertising Costs”. Advertising costs were $66,621 and $26,114 for the six months ended June 30, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purposes in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that the Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. Any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the six months ended June 30, 2024 and 2023.

The Company did not use the two-class method to compute net income per ordinary share, because it did not have other issued securities other than ordinary shares. Class A and Class B shares are both ordinary shares, and per Article 6 in Memorandum and Articles of Association (amended and restated), they have the same rights, preferences, privileges, and restrictions, except for voting and conversion rights.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of converters and power generating products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2024, and December 31, 2023, we had cash and cash equivalents of $1,103,939 and $5,878,434, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.   We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
Accounts receivable	$10,395,061	$6,292,469
Less: allowance for doubtful accounts	(38,376)	(39,280)
Accounts receivable, net	$10,356,685	$6,253,189

The average accounts receivable turnover period was approximately 117 days and 145 days for the fiscal periods ended June 30, 2024 and December 31, 2023, respectively.

Changes of allowance for doubtful accounts for the fiscal periods ended June 30, 2024 and December 31, 2023 were as follow:

	June 30, 2024	December 31, 2023
Beginning balance	$(39,280)	$(2,478)
Provision adjustment for accounts receivable	-	(36,972)
Exchange difference	904	170
Ending balance	$(38,376)	$(39,280)

NOTE 4 – INVENTORIES

Inventories as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
Raw materials	$7,426,338	$5,687,671
Work in process	1,300,647	916,997
Finished goods	970,021	546,208
Inventory valuation allowance	(92,243)	(94,417)
Total	$9,604,763	$7,056,459

The inventory valuation allowance recognized for the fiscal periods ended June 30, 2024 and December 31, 2023 was $0 and $81,621, respectively. There were no write-offs for the fiscal periods ended June 30, 2024 and December 31, 2023.

NOTE 5 – ADVANCES TO SUPPLIERS AND OTHER

Advances to suppliers and other as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
Advance to suppliers	$7,184,132	$1,747,551
Advance payment for potential factory lease and land purchase	1,000,000	1,000,000
Total	8,184,132	2,747,551

As of June 30, 2024 and December 31, 2023, there was an advance payment in the amount of $1,000,000, which was related to a potential long-term lease of customized factory for the purpose of expanding business in the energy storage industry.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
Machinery and equipment	$2,161,133	$2,133,142
Transportation vehicles	444,000	423,812
Electronic devices	128,165	126,342
Office furniture and equipment	86,277	60,196
Construction in progress	467,773	21,619
Building	488,834	500,353
Total property plant and equipment, at cost	3,776,183	3,265,464
Less: accumulated depreciation	(1,511,953)	(1,340,489)
Property, plant and equipment, net	$2,264,230	$1,924,975

As of June 30, 2024 and December 31, 2023, the Company had no impaired or pledged property and equipment.

Additions to property and equipment for the fiscal periods ended June 30, 2024 and December 31, 2023 were $590,133 and $696,772, respectively. There were no disposals during these periods.

Depreciation expenses were $203,787 and $186,658 for the six months ended June 30, 2024 and 2023, respectively

The depreciation expenses included in cost of sales during the periods ended June 30, 2024 and 2023 were $111,373 and $120,074, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30, 2024	December 31, 2023
Intangible assets
Cost	$37,497	$12,761
Accumulated amortization	(6,379)	(4,199)
Additions, at cost	11,628	25,620
Amortization current period	(2,352)	(2,329)
Intangible assets, net	$40,394	$31,853

The intangible assets represent the ERAYAK trademark and the Company’s purchase of patents related to new technologies to produce inverters.

There were no disposals for the fiscal periods ended June 30, 2024 and December 31, 2023.

During the periods of June 30, 2024 and December 31, 2023, the Company had no impaired or pledged intangibles.

Five succeeding years of amortization are as follows:

Year	Amortization	Net carrying value
2025	$4,913	$35,481
2026	4,913	30,568
2027	4,913	25,655
2028	4,913	20,742
2029	4,913	15,829

NOTE 8 – LEASE

The Company has one related party lease for the land where it operates with no option to renew, and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. After paid part of the 20-year lease payment, the Company secured the right to use of property, and the lessor, Wenzhou Ailefu Technology Co., Ltd (“Ailefu”), provided the leased assets as guarantee for the Company to apply bank loan, and the lease payment for the future 20 years have been prepaid. The Company sub-leases part of the property and uses rental income to cover part or all of the interest expense on the bank loan. The related bank loan is disclosed in Note 11 – Long-term Loans. Rental income from the sublease is disclosed in Note 17 – Rental Income, Net. Relation between the Company and Ailefu is disclosed in Note 19 – Related Party Transactions.

The ending balances of right of use assets were $6,882,172 and $7,338,505 as of June 30, 2024 and December 31, 2023, respectively.

NOTE 9 – OTHER NON-CURRENT ASSETS

As of June 30, 2024, and December 31, 2023, other non-current assets included a three-year fixed deposit in the amount of RMB 27,400,000, or $3,770,365 and $3,859,209, respectively, in Minsheng Bank, from June 9, 2023, to June 9, 2026. The annual interest rate on the deposit is 3.2%, and early withdrawal before the expiry date is not allowed.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings from financial institutions consisted of the following on June 30, 2024:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Ningbo Bank		-	$240,000	2024.05.17	2024.11.13	6.00%
Ningbo Bank		5,000,000	688,022	2024.06.13	2025.06.13	2.80%
Minsheng Bank		1,000,000	137,605	2023.06.27	2025.01.03	3.50%
Total	RMB	6,000,000	$1,065,627

Short-term borrowings from financial institutions consisted of the following on December 31, 2023:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank	500,000	70,424	2023.07.10	2024.07.10	4.00%

The Company’s short-term bank borrowings are guaranteed by the Company’s major shareholders, their immediate family members, and related companies.

NOTE 11 – LONG-TERM LOANS

As of December June 30, 2024, the long-term loan consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		95,238	$13,105	2023.04.27	2025.05.23	6.6528%
WeBank Shenzhen		185,714	25,555	2023.07.31	2025.07.23	7.4844%
WeBank Shenzhen		185,714	25,555	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		133,333	18,347	2023.09.05	2025.08.23	7.2198%
WeBank Shenzhen		357,143	49,144	2023.09.12	2025.09.23	7.2198%
WeBank Shenzhen		200,000	27,521	2024.02.26	2026.02.23	6.8760%
WeBank Shenzhen		300,000	41,282	2024.03.29	2026.03.23	6.8760%
WeBank Shenzhen		300,000	41,282	2024.04.12	2026.04.23	6.9500%
Longwan Rural Commercial Bank		1,200,000	165,125	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	240,808	2023.06.05	2026.05.30	6.6%
Minsheng Bank		9,000,000	1,238,442	2023.07.11	2026.07.03	4%
Subtotal		13,707,142	1,886,166
Current portion of long-term loans		(1,277,777)	(175,828)
Total	RMB	12,429,365	$1,710,338

As of December 31, 2023, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		309,740	$43,626	2023.01.17	2025.01.23	7.92%
WeBank Shenzhen		152,381	21,462	2023.04.27	2025.04.23	6.6528%
WeBank Shenzhen		271,429	38,230	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		271,429	38,230	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		271,429	38,230	2023.07.31	2025.07.23	7.2954%
WeBank Shenzhen		271,429	38,230	2023.07.31	2025.07.23	7.2954%
WeBank Shenzhen		190,476	26,828	2023.09.05	2025.08.23	7.2198%
WeBank Shenzhen		500,000	70,424	2023.09.12	2025.09.23	7.2198
WeBank Shenzhen		200,000	28,169	2023.09.27	2025.09.23	7.5636
Longwan Rural Commercial Bank		1,200,000	169,016	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	246,482	2023.06.05	2026.05.30	6.6%
Minsheng Bank		9,500,000	1,338,047	2023.07.11	2026.07.03	4%
Subtotal		14,888,312	2,096,974
Current portion of long-term loans		(1,600,200)	(225,383)
Total	RMB	13,288,112	$1,871,591

As of June 30, 2024 and December 31, 2023, the long-term loans from Minsheng Bank were secured by the leased property from Ailefu, which is disclosed in Note 8 - Lease.

NOTE 12 – SALES

Disaggregated sales by types as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Inverters	$4,804,963	$4,125,882
Chargers	358,197	228,389
Gasoline generators	3,237,892	4,514,899
Power bank	3,179,242	452,318
Other products	363,609	128,329
Total	$11,943,904	$9,449,817

There is no warranty, discount or return policy documented in the sales agreements.

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of June 30, 2024 and 2023 consisted of following:

	2024	2023
Employee compensation and benefits	$386,841	$207,833
Travel and communication expenses	23,377	31,916
Rent and utilities	122,369	30,454
Consulting fees	453,535	682,558
Insurance	10,217	13,680
Depreciation and amortization expenses	63,265	51,636
Sales tax	8,148	36,158
Entertainment	8,640	18,383
Office and miscellaneous	76,676	95,556
Total	$1,153,066	$1,168,174

NOTE 14 – SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Employee compensation and benefits	$139,402	$54,981
Travel and promotion	101,116	47,633
Shipping and handling	70,051	105,514
Insurance	-	8,228
Consulting fee	1,961	6,053
Inspection and certification fees	56,168	67,265
Entertainment	64,454	110,453
Office and miscellaneous	21,689	36,492
Total	$454,841	$436,619

NOTE 15 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Salaries	$336,161	$210,995
Contract services and supplies	456,370	238,637
Utility	1,484	1,215
Design cost	6,237	14,047
Depreciation	10,630	12,883
Other	17,130	3,925
Total	$828,013	$481,702

NOTE 16 – INTEREST EXPENSES, NET

Interest expenses as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Interest expense	$(72,634)	$(238,269)
Interest income	8,046	38,557
Total interest expense, net	$(64,588)	$(199,712)

NOTE 17 – RENTAL INCOME, NET

The Company subleases part of the leased assets on a straight-line basis to other third parties. The lease terms with lessees vary and usually start from two years. Rental income as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Rental income	$158,544	$213,405
Rental expense	(49,095)	(110,693)
Total rental income, net	$109,449	$102,712

NOTE 18 – OTHER INCOME, NET

The following table shows the detail of net other income (expenses) for the six-month periods ended June 30, 2024 and 2023:

	2024	2023
Government grant	$36,036	$109,472
Exchange gains (losses)	77,346	(14,153)
Bank charges	(3,975)	(6,648)
Miscellaneous income	43,774	4,627
Miscellaneous expenses	(7,230)	(88,627)
Total other income (expenses), net	$145,952	$4,671

NOTE 19 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzhou Ailefu Technology Co. Ltd. (“Ailefu”)	An entity 100% owned by Xiangze
Hangzhou Xiangze Trading Co. Ltd. (“Xiangze”)	An entity 100% owned by Lingyi Kong
Wenzhou Weidi Technology Co. Ltd. (“Weidi”)	An entity 100% owned by Chuanlong Lin’s wife
Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd. (“Fushishenye”)	An entity with Lingyi Kong as legal rep
Ruian Xiaobai New Energy Automobile Rental Co. Ltd. (“Xiaobai”)	An entity 30% owned by Shengling Xiang
Chuanlong Lin	Relative of Lingyi Kong; former controlling shareholder of New Focus
Shengling Xiang	Executive and legal rep of the Company
Lingyi Kong	Controlling shareholder of the Company
Chunhua Xiang	Relative of Lingyi Kong

2) Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2024 and December 31, 2023:

Accounts	Name of related parties	June 30, 2024	December 31, 2023
Due to related party	Lingyi Kong	(2,186,790)	(1,877,489)
	Wenzhou Ailefu Technology Co. Ltd.	-	(405,640)
Total due to related parties		$(2,186,790)	$(2,283,129)

NOTE 20 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD 0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD 0.0001 each. There are currently 27,000,000 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Initial Public Offering

On December 14, 2022, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A ordinary shares at a price of $4.00 per share, generating gross proceeds to the Company of $12,000,000 before deducting underwriting discounts and commissions and offering expenses. After deducting underwriting discounts, commissions and expenses related to the offering, the Company recorded $10,646,322 (with $1,200 in par value and $10,645,122 in additional paid in capital) net proceeds from its initial public offering. The underwriter was granted a 45-day over-allotment option to purchase up to an additional 450,000 Class A ordinary shares at the initial public offering price. Meanwhile, other costs incurred in the IPO totaled $1,061,170, the main nature of which was professional fees. As a result, Class A shares increased by $300, and additional paid-in capital increased by $9,584,612.

Private Placement

On May 20, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers (“Purchasers”) in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 16,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share, subject to adjustment as provided therein, for an aggregate of purchase price of $8,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire three years after the issuance date.

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of each of the PRC subsidiaries. The reserved amount as determined pursuant to PRC statutory laws totaled $1,113,170 as of June 30, 2024 and December 31, 2023.

Under PRC laws and regulations, paid in capital, additional paid in capital, and statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2024 and December 31, 2023, the Company had one lease, which has been disclosed under right of use lease assets in Note 8 – Leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of June 30, 2024 and December 31, 2023, the Company had no pending legal proceedings outstanding.